January 27, 2006

Anthony Watson

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., MS 3561

Washington, D.C. 20549

Re:	Charles & Colvard, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Filed March 21, 2005, May 13, 2005, August 11, 2005 and November 9, 2005
File No. 0-23329

Dear Mr. Watson:

On behalf of Charles & Colvard, Ltd. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 19, 2006 with respect to the filings referenced above.

For your convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2004

Independent Auditors’ Report, page 35

1.	We read your response to comment 1 in our letter dated December 13, 2005. Please submit a hard copy of the signed audit report to us or amend your filing to provide an audit report that includes the city and State where issued consistent with the requirements of Rule 2-02(a)(3) of Regulation S-X.

Response:

Attached is a copy of the signed audit report that includes the city and State where issued consistent with the requirements of Rule 2-02 (a)(3) of Regulation S-X. We also have mailed a signed copy to your attention at the above address via first class mail.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions concerning our response, please contact me at 919 468 0399.

Sincerely,

/s/ JAMES R. BRAUN
James R. Braun
Vice President – Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Charles & Colvard, Ltd.

Research Triangle Park, North Carolina

We have audited the accompanying consolidated balance sheets of Charles & Colvard, Ltd. and subsidiary (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

March 10, 2005